Exhibit 11.1

ML MACADAMIA ORCHARDS, L.P.

Computation of Net Income (loss) per Class A Unit (unaudited)

(in thousands, except per unit data)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003

Net income (loss)	$(817)	$(9)	$(1,073)	$(337)
Class A Unitholders (ownership percentage)	x99%	x99%	x99%	x99%
Net income (loss) allocable to Class A Unitholders	$(808)	$(9)	$(1,062)	$(333)
Class A Units outstanding	7,500	7,500	7,500	7,500
Net income (loss) per Class A Unit	$(0.11)	$(0.00)	$(0.14)	$(0.04)

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